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                                                                    EXHIBIT 99.1

                                 OPTIMUMCARE(R)

                                   CORPORATION

COMPANY CONTACT:
Ed Johnson, Chairman & CEO
(888) 448-1848

For immediate release

                        OPTIMUMCARE CORPORATION ANNOUNCES
                   ACQUISITION OF HEALTHCARE STAFFING COMPANY


Laguna Niguel, Calif. - November 7, 2002 - Edward A. Johnson, Chief Executive Officer of OPTIMUMCARE CORPORATION (OTC: BB-OPMC), today announced the acquisition of the assets of Social Work Services, Inc., a healthcare staffing company, through its wholly owned subsidiary, Associated Staffing Resources, Inc.

Edward A. Johnson, Chief Executive Officer of OptimumCare Corporation said, "The acquisition of Social Work Services, Inc., by OptimumCare Corporation's wholly owned subsidiary, Associated Staffing Resources, Inc., further expands our social work staffing into additional markets and with broader spectrum of clients. The major assets of the business acquired are its long term contractual relationships with healthcare agencies and social workers. The acquisition is expected to generate annual revenues of $750,000."

Associated Staffing Resources, Inc. has entered into a one year employment agreement with Kyle Menichetti Krogh, the principal executive and sole stockholder of Social Work Services, Inc., to open an office in Sacramento, California. Pursuant to the employment agreement, Ms. Krogh was granted options to purchase 10,000 shares of OptimumCare Corporation common stock exercisable for $0.50 per share, vesting over a two year period and expiring in 2007.

Created in 1987 to respond to opportunities presented by increasing utilization of behavioral health services, OptimumCare Corporation today provides a wide range of inpatient and outpatient behavioral health services through a network of affiliated hospitals, medical centers and community health centers.

Certain of the statements made herein constitute forward-looking statements that involve risks and uncertainties, including the risks associated with plans, the effects of changing economic and competitive conditions, government regulation which may affect facilities, licensing, healthcare reform which may affect payment amounts and timing, availability of sufficient working capital, program development efforts and timing, and market acceptance of new programs which may affect future sales growth and/or costs of operations. Additional information may be obtained by reviewing the Company's reports filed from time to time with the SEC.

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